UroGen Pharma Ltd.

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

VIA EDGAR

October 24, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Gabor

Re:	UroGen Pharma Ltd.
Registration Statement on Form F-3
File No. 333-227811

Acceleration Request
	Requested Date:	Friday, October 26, 2018
	Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-227811) to become effective on October 26, 2018, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Charles J. Bair of Cooley LLP at (858) 550-6142 or Daniel I. Goldberg of Cooley LLP at (212) 479-6722. Thank you for your assistance with this matter.

Sincerely,

UROGEN PHARMA LTD.

By:	/s/ Peter P. Pfreundschuh
Peter P. Pfreundschuh
Chief Financial Officer